NEWS RELEASE

Gualcamayo Environmental Impact Statement Submitted

Toronto, Ontario, December 19, 2006 - Yamana Gold Inc. (“Yamana”) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) and Viceroy Exploration Ltd. (“Viceroy”) is pleased to announce that Minas Argentinas S.A. (“MASA”), its wholly owned subsidiary through its recent acquisition of Viceroy, today submitted the required Environmental Impact Statement (“EIS”) for the Gualcamayo project to the government of the province of San Juan, Argentina. This EIS is the final submission required to receive the operating permit for mine development.

In terms of the recent decree passed by the provincial Government of San Juan, the process to receive the development permit will take approximately four months. Based on this, Yamana expects to proceed to the construction stage in mid-2007, with construction taking approximately 12 months.

“We are extremely pleased to reach this next milestone in the development of the Gualcamayo project,” said Peter Marrone, President and CEO of Yamana. “Our team in Argentina has worked closely with both the local communities and government officials in completing all the necessary work required for our EIS documentation. There is very strong support for the project at the local community level and we expect to receive our required permits within the timeframe set out by the government. By submitting the EIS, we have advanced the project and accelerated the time frame for approval and start up of production, thereby providing comfort on the scheduled start up of operations in mid-2008.”

About Yamana Gold Inc.

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For more information on Yamana and its current exploration progress, visit Yamana’s website at www.yamana.com, call 416 815-0220, or email investor@yamana.com.

About Viceroy Exploration Ltd.

On August 16, 2006, Yamana and Viceroy entered into an agreement pursuant to which Yamana agreed to make a take-over bid to acquire all of the outstanding common shares of Viceroy in exchange for Yamana common shares at the price of 0.97 Yamana common shares for each Viceroy common share. Yamana’s take-over bid has been completed. Since the offer was accepted by holders of more then 90% of the Viceroy common shares, Yamana has commenced the compulsory acquisition of the remaining Viceroy common shares not already owned by Yamana at the same price of 0.97 Yamana common shares for each Viceroy common share. Viceroy continues as a public company pending completion of the customary compulsory acquisition process which follows the successful take-over bid of Viceroy by Yamana.

For more information on Viceroy and it’s current exploration progress, visit Viceroy’s website at www.viceroyexploration.com, call 604-669-4777, or email info@viceroyexploration.com.

For further information:
Yamana Gold Inc.
Peter Marrone	Patrick Downey
President and Chief Executive Officer	Executive Vice President - Yamana Gold Inc.
416 815-0220	President - Viceroy Exploration Ltd.
604 669-4777
Leslie Powers
Director Investor & Public Relations
416 815-0220

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements

Certain statements included in this news release, other than statements of historical fact, constitute “forward-looking statements”, including, without limitation, anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and the Company’s future operating or financial performance and future share prices. The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; as well as other risks and uncertainties more fully described in the Company’s Annual Information Form and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission.